December 23, 2022

Division of Corporate Finance
Office of Technology
United States Securities and Exchange Commission
Washington, DC 20549

Attn: Joyce Sweeney, Senior Staff Accountant
Kathleen Collins, Accounting Branch Chief

RE:    Skillz Inc. Form 10-K for the Year Ended December 31, 2021 filed March 1, 2022
Form 10-Q for the Quarterly Period Ended September 30, 2022 filed November 7, 2022
File No. 001-39243

Dear Mses. Sweeney and Collins,

Set forth below are the responses of Skillz Inc. (the “Company” or “we”) to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance of the Commission (the “Staff”) set forth in the Staff’s letter to the Company dated November 21, 2022 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.

Form 10-Q for the Quarterly Period Ended September 30, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 29

1.You state in your response to prior comment 6 that you define mature cohorts as monthly cohorts over three months old. In light of the significant portion of paying monthly active users that have been on the platform for less than three months, please tell us the average lifetime of a monthly cohort and how you monitor this in relation to user acquisition (UA) marketing spend, including the estimated payback period as of December 31, 2021 and September 30, 2022. In this regard, in your Form 10-K you disclose that each user cohort contributes predictably to revenue over its life and on page 30 of this Form 10-Q you refer to having shorter payback periods by the end of 2024. Additionally, tell us the number of PMAU that would be characterized as mature cohorts at September 30, 2022.

Response:

We define mature cohorts as those that are over 3 months old. At 3 months, the majority of the PMAUs have churned such that approximately 20% of the users in the cohort continue to be paying users. However, our retention curve flattens such that at 24 months, an average of approximately 5% of users in the cohort are still paying and at 60 months, our cohorts on average still have active paying users contributing to revenue.

We forecast user cohort payback periods at the time of acquisition using historical actuals as the basis for our forecast. We measure actual cohort performance against our forecast on a monthly basis. As of December 31, 2021, we estimated the payback period for our Q4 2021 cohort to be approximately 50 months. As of September 30, 2022, we estimated the payback period for our Q3 2022 cohort to be approximately 19 months. The decrease in projected payback periods from Q4 2021 to Q3 2022 was related primarily to both decreased user acquisition costs and product changes resulting in increased revenue per PMAU, which we project will increase cohort lifetime value.

    As of September 30, 2022, there were 204,161 PMAUs in mature cohorts on the Skillz platform.

2.We note your revised disclosures in response to prior comment 3 where you state that the company is currently unable to estimate the “precise degree” to which expected reductions to UA marketing and engagement marketing will impact revenue. Considering the significantly lower quantitative revenue guidance for Fiscal 2022 provided in your 2022 earnings releases, it appears that you expect a material reduction in revenue attributable to reductions in UA marketing and engagement marketing spend, as well as other factors. Please tell us whether you are able to estimate a potential range of impact that such reductions and other factors will have on revenue and if so, revise to provide such quantitative estimate or range. Additionally, if you do not believe you can reasonably estimate the quantitative impact, or range of impact, on revenue, please revise to qualitatively disclose the extent to which you expect these factors to negatively impact revenue in Fiscal 2022 and potentially beyond the current fiscal year. Finally, revise to clarify the extent to which the revised financial outlook in the third quarter, including projected UA spend and slower migration of that spend to Aarki, compares to your previous financial outlook. Please provide us with proposed revised disclosures based on September 30, 2022 results.

Response:

We respectively advise the Staff that we cannot reasonably estimate the quantitative impact, or range of impact, that reductions in user acquisition marketing and engagement marketing will have on forward-looking revenue as a result of the number of interrelated factors impacting revenue, such as the retention of existing users on the platform, average monthly revenue per paying user, efficacy of various engagement marketing programs on existing users, elasticity of the digital advertising supply curve, and impact of varying levels of player liquidity on the existing user ecosystem. We do, however, believe that the reductions in user acquisition marketing and engagement marketing substantially reduced our projected fiscal 2022 revenue. Furthermore, we believe that our reduction in user acquisition marketing will meaningfully reduce our fiscal 2023 revenue, albeit with a smaller impact in fiscal 2023 versus fiscal 2022.

In consideration of the Staff’s comment, please see proposed revised disclosures to our August 4, 2022 earnings release related to our revised financial outlook (added disclosure is denoted by underline):

We are lowering our full-year 2022 revenue guidance from $400 million to $275 million. Our revised guidance is based on engagement marketing as a percentage of revenue of approximately 42%. The Company has reduced its expected UA marketing spend in 2022 from approximately $190 million to between approximately $125-135 million. This reduction also reflects slower than expected migration of that spend to the Aarki technology-driven marketing platform resulting in unrealized cost-saving synergies. The Company expects that the reductions in UA marketing and engagement marketing will substantially reduce the Company’s 2022 revenue.

Further, in consideration of the Staff’s comment, please see our revised MD&A disclosures based on September 30, 2022 results (added disclosure is denoted by underline):

Engagement marketing is a sales and marketing expense representing rewards and awards that developers do not have a valid expectation of being offered to end-users to engage on the platform. Decreases in engagement marketing could result in lower revenue as paying users no longer receive those end-user incentives, which include Bonus Cash which can only be used to enter into paid contests. User acquisition (“UA”) marketing is a sales and marketing expense to acquire new paying users to the platform. Assuming acquisition cost per user is constant, decreases in UA marketing typically result in lower revenue as a result of having fewer new paying users. The Company reduced its expected UA marketing spend in 2022 to between approximately $118-124 million from approximately $242 million in 2021. The reduction in UA marketing and engagement marketing expenses has resulted in a substantial reduction in revenue and is expected to continue to result in a reduction in revenue. The Company is currently unable to reasonably estimate the quantitative impact, or range of impact, that reductions in UA marketing and engagement marketing will have on forward-looking revenue as a result of the number of interrelated factors impacting revenue, including, but not limited to, retention of existing users on the platform, average monthly revenue per paying user, efficacy of various engagement marketing programs on existing users, elasticity of the digital advertising supply curve, and impact of varying levels of player liquidity on the existing user ecosystem. Over the course of 2022, our plan has been to focus on driving higher efficiency from our marketing investment by (1) reducing spend on low-return engagement marketing programs, which we expect will result in lowering engagement marketing as a percentage of revenue and (2) driving UA efficiency by optimizing spend across networks, driving higher organic traffic, and migrating a greater proportion of UA marketing spend to Aarki, Inc. (“Aarki”), which we expect, over the long term, will result in reducing the total UA spending in 2022 and 2023 relative to 2021, and to significantly reduce the average costs to acquire a new paying user (“user acquisition costs” or “UAC”) with shorter payback periods by the end of 2024. The Company still expects to continue the migration to Aarki over time and realize synergies from the acquisition, albeit over a longer period of time compared to that originally forecasted. To the extent we reduce engagement marketing spend, we expect to reduce our Bonus Cash end-user incentives in proportion to such overall engagement marketing reduction.

On July 16, 2021, the Company completed the acquisition of Aarki and acquired 100% of the outstanding equity and voting interest of Aarki under the terms of the Agreement and Plan of Merger. The Company paid $162.3 million in consideration comprised of $95.3 million in cash and the remaining $67.1 million comprised of 4.4 million shares of Skillz Class A common stock to the existing Aarki stockholders. The Company expects Aarki’s technology-driven marketing platform to result in significant efficiencies in user-acquisition costs over the long term, which can be reinvested to acquire more users to accelerate growth and provide a broader product offering, including media buying capabilities to better serve game developers. The financial results of Aarki have been included in the Company’s condensed consolidated financial statements since the date of the acquisition. As previously disclosed, we recorded certain goodwill and intangible assets in connection with our acquisition of Aarki. The Company’s policy is to evaluate goodwill and intangible assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In the third quarter of 2022, the Company revised its financial outlook, reflecting lower projected UA marketing spend, in addition to a slower than expected migration of that spend to the Aarki technology-driven marketing platform, resulting in unrealized cost-saving synergies. The Company determined that this constituted a triggering event for one of the Company’s held and used long-lived asset groups, primarily consisting of developed technology and customer relationship intangible assets. As a result of our impairment evaluation, we recorded a non-cash intangible asset impairment charge of $47.6 million in the condensed consolidated statement of operations and comprehensive loss. See Note 5, Goodwill and Intangible Assets, for further details.

Our Financial Model, page 31

3.We note from your response to prior comment 1. Your disclosure that Gross Marketplace Volume (GMV) represents entry fees that may be paid using cash deposits, prior winnings that have not been withdrawn, and end-user incentives continues to imply that Bonus Cash is not included within prior winnings. We note similar disclosure regarding paid entries on page 32. Please revise your disclosures regarding the components of GMV and paid entries to clarify the composition of prior winnings. Specifically disclose that they include Bonus Cash returned from prior winnings and remove references to “withdrawn” as Bonus Cash cannot be withdrawn. Disclose the nature of end-user incentives that you separately disclose as a component of GMV and paid entries and clarify whether these are only newly offered incentives and whether this includes both end-user incentives recorded as a reduction of revenue and incentives recorded as sales and marketing expense. Please provide us with a reconciliation of the end-user incentives as percentage of GMV in your table of supplemental information to the amount of end-user incentives disclosed in your financial statement footnotes on page 7. Finally, disclose, if true, that you are not able to estimate the amount of Bonus Cash that is included within the prior winnings that you disclose. Please provide us with proposed revised disclosures based on on your September 30, 2022 results.

Response:

We will revise our disclosures to state that the prior winnings component of GMV includes Bonus Cash returned from prior winnings and remove references to “withdrawn”. We will also disclose the nature of end-user incentives as a component of GMV and paid entry fees, and reference that we are unable to estimate the amount of Bonus Cash returned from prior winnings used to pay entry fees. We have included a revised disclosure reflecting these changes below.

Please see below the reconciliation of end-user incentives as a percentage of GMV in our table of supplemental information to the amount of end-user incentives disclosed in our financial statement footnote on page 7 (in thousands, except percentages):

	Three Months Ended
	March 31, 2022	June 30, 2022	September 30, 2022
GMV[1] [A]	$552,134	$432,209	$360,364
% of GMV from End-User Incentives[2] [B]	8%	7%	7%
GMV from End-User Incentives [C]=[A] x [B]	$42,601	$31,407	$25,107

Bonus Cash in Contra Revenue[3] [D]	$16,306	$13,081	$10,794
Bonus Cash in Engagement Marketing [E]	$26,295	$18,326	$14,313
Total Bonus Cash [C]=[D] + [E]	$42,601	$31,407	$25,107

Bonus Cash in Engagement Marketing [E]	$26,295	$18,326	$14,313
Other Engagement Marketing[4] [F]	$10,674	$8,168	$7,622
Total Engagement Marketing, End-User Incentives[5] [G]=[E] + [F]	$36,969	$26,494	$21,935

(1)     As previously disclosed in our Form 10-Q for the respective fiscal periods in Management’s Discussion and Analysis of Financial Condition and Results of Operations: Overview.

(2)     As previously disclosed in our Form 10-Q for the respective fiscal periods in Management’s Discussion and Analysis of Financial Condition and Results of Operations: Our Financial Model.

(3)     As previously disclosed in our Form 10-Q for the respective fiscal periods in Footnote 2, Summary of Significant Accounting Policies: End-User Incentive Programs - Marketing promotions and discounts accounted for as a reduction of revenue. Amounts include end-user incentives recognized as a reduction of revenue, including Ticketz redeemed for Bonus Cash and initial deposit Bonus Cash.

(4)     Other engagement marketing includes leagues and other end-user incentives, which are not considered a component of GMV and included as end-user incentives recognized in sales and marketing expenses

(5)     As previously disclosed in our Form 10-Q for the respective fiscal periods in Footnote 2, Summary of Significant Accounting Policies: End-User Incentive Programs - Marketing promotions accounted for as sales and marketing expense.

In consideration of the Staff’s comment, please see the following proposed MD&A (Financial Model) disclosures based on our September 30, 2022 results (added disclosure denoted by underline):

Our Financial Model

Skillz’s financial model aligns the interests of gamers and developers, driving value for our stockholders. By monetizing through competition, our system eliminates friction that exists in traditional monetization models between the developer and the gamer. The more gamers enjoy our platform, the longer they play, creating more value for Skillz and our developers. By generating higher player to payor conversion, retention and engagement, we are able to monetize users at higher than what our developers would generate through advertisements or in-game purchases.

Our platform allows users to participate in fair competition, while rewarding developers who create games that keep players engaged. We generate revenue by receiving a percentage of player entry fees in paid contests, after deducting end-user prize money (i.e., winnings from the Competitions), end-user incentives accounted for as reduction of revenue and the profit share paid to developers (the “Take Rate”). GMV represents entry fees that may be paid using cash deposits, prior winnings (which includes Bonus Cash returned from prior winnings), and end-user incentives. We offer incentives to end-users to drive traffic to the Skillz platform. End-user incentives that are offered on behalf of game developers, such as Ticketz (which can be redeemed for Bonus Cash) and initial deposit Bonus Cash, are accounted for as a reduction of revenue. End-user incentives for which game developers do not have a valid expectation of being offered to end-users to engage on the platform, such as limited-time Bonus Cash offers, are accounted for a sales and marketing expense. Bonus Cash redeemed by users for the first time and Bonus Cash returned from prior winnings, may be used to pay for entry fees and are included within the end-user incentive and prior winnings components of GMV, respectively. This is inclusive of both Bonus Cash accounted for as a reduction of revenue and as sales and marketing expense. We are not able to estimate the amount of Bonus Cash returned from prior winnings used to pay entry fees.

The following table summarizes the components of GMV, including average GMV per active user and average GMV per paying active user for the three and nine months ended September 30, 2022 and 2021:

Results of Operations
Revenue, page 34

4.We note your response to prior comment 5. Please revise to quantify the dollar amount of UA marketing expense incurred for each period presented. In this regard, your disclosure quantifies the dollar amount and percentage growth rates for engagement marketing expense and UA marketing expense, but the amount of UA marketing expense is not otherwise quantified within the filing. Please provide us with proposed future disclosures based on your September 30, 2022 results.

Response:

We respectively advise the Staff that we believe we have adequately addressed the Staff’s request by disclosing the amount of UA marketing expense and engagement marketing expense in Management’s Discussion and Analysis (Results of Operation/Sales and Marketing Expense/page 36) in our Form 10-Q for the period ended September 30, 2022, which are included below for your convenience (relevant disclosure denoted by underline):

Sales and marketing costs decreased by $62.8 million, or 55%, to $51.8 million in the three months ended September 30, 2022 from $114.5 million in the three months ended September 30, 2021. The decrease was attributable primarily to 66% and 52% decreases in UA and engagement marketing spend, respectively. UA marketing expenses were $18.6 million and $55.2 million in three months ended September 30, 2022 and 2021, respectively. Engagement marketing expenses were $23.8 million and $50.0 million in the three months ended September 30, 2022 and 2021, respectively. Engagement marketing as a percentage of revenue decreased to 40% in the three months ended September 30, 2022 from 49% in the three months ended September 30, 2021, respectively. This decrease reflects a reduced investment in low-return marketing programs that resulted in a decrease in our engagement marketing expense per user in the three months ended September 30, 2022 compared to the three months ended September 30, 2021.

Critical Accounting Policies and Estimates, page 43

5.We note you performed an interim quantitative goodwill impairment evaluation during the three months ended September 30, 2022, and determined the fair value of your reporting unit was greater than the carrying value such that you did not record a goodwill impairment charge. Please tell us, and revise to disclose, the following if you believe your single reporting unit is at risk of impairment:

•The percentage by which fair value exceeded carrying value as of the date of the most recent impairment test.

•A discussion of the degree of uncertainty associated with the key assumptions used in estimating fair value of the reporting unit. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time).
•A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if you believe the reporting unit is not at risk, please disclose that fact and clarify whether the estimated fair value is substantially in excess of carrying value and explain you made such determination. Provide us with your proposed disclosures based upon your September 30, 2022 evaluation. Additionally, provide us with similar proposed disclosures, as applicable, as it relates to your intangible assets. Refer to Item 303(b)(3) and Item (c) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that it identified an indicator of impairment as a result of downward revisions to its financial outlook and significant declines in its market capitalization in August 2022. As a result, the Company performed an interim goodwill impairment test as of August 31, 2022. Based on the results of the impairment test, the Company determined that the goodwill attributable to its single reporting unit was not at risk of impairment given the estimated fair value of the reporting unit was substantially in excess of its carrying value as of the date of the Company’s interim goodwill impairment test. The Company made its determination based on the fair value of its single reporting unit exceeding the carrying value by approximately 40% as of the interim goodwill impairment test. The Company continued to monitor for any indicators of impairment subsequent to the August 31, 2022 valuation date, including movement in the stock price, and determined there were no further indicators of impairment during the quarter. Further, the Company determined that its intangible assets were not at risk of further impairment given the assets were adjusted to a fair value of $20.7 million as a result of the $47.6 million impairment charge recorded during the three months ended September 30, 2022.

The Company will complete its annual goodwill impairment test as of November 1, 2022 in accordance with its accounting policy and will evaluate whether its reporting unit is impaired or at-risk of impairment and will include appropriate disclosure in its Annual Report on Form 10-K based on the quantitative and qualitative results of this test. The Company further continues to monitor potential events and changes in circumstances that can be reasonably expected to negatively affect the key assumptions used to estimate the fair value of its reporting unit and will consider any such events or changes in circumstances in connection with its annual goodwill impairment test.

In consideration of the Staff’s comment, the following reflects a revised disclosure for the period ended September 30, 2022 based on the results of the Company’s interim goodwill impairment test summarized above (added disclosure denoted by underline):

We perform goodwill impairment evaluations annually, during the fourth quarter, or sooner if triggering events are identified. We observed continued market volatility including significant declines in our market capitalization and revised our financial outlook in August 2022, which was identified as a triggering event. As a result, we performed an interim quantitative goodwill impairment evaluation as of August 31, 2022, and determined the fair value of our reporting unit was greater than the carrying value and did not record a goodwill impairment charge. Additionally, we determined that our single reporting unit was not at risk of impairment for the three months ended September 30, 2022 as the estimated fair value was substantially in excess of its carrying value by approximately 40% as of our interim goodwill impairment test performed in August 2022. We continue to monitor potential events and changes in circumstances that can be reasonably expected to negatively affect the key assumptions used to estimate the fair value of its reporting unit and performs an interim goodwill impairment test if such events and changes in circumstances constitute an indicator of impairment. See Note 5, Goodwill and Intangible Assets, for further details.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (408) 416-1326.

Sincerely,

/s/ Stanley Mbugua
Stanley Mbugua
Chief Accounting Officer

CC: Andrew Paradise
Steven Gavin, Winston & Strawn LLP